SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of September 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                              Ryanair Holdings plc

                                  ('Ryanair')

                              TOTAL VOTING RIGHTS

In conformity with Regulation 20 of the Transparency (Directive 2004/109 EC) Regulations 2007, Ryanair announces that as of 31st August 2007:

Ryanair's issued share capital consists of 1,511,857,964 Ordinary Shares of nominal value EUR0.00635 each with voting rights. Ryanair does not hold any Ordinary Shares in treasury. Therefore, the total number of voting rights in Ryanair is 1,511,857,964.

The above figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ryanair under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules of the Financial Regulator.


Jim Callaghan

Company Secretary


Ends.

Wednesday, 5th September 2007


For further information:

Pauline McAlester - Murray Consultants
Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  05 September 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director